UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 19, 2002**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following statement was released by Caterpillar Inc. on December 19, 2002. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

* *

FOR IMMEDIATE RELEASE:

Camoplast to acquire Caterpillar's
rubber-belted track component business

PEORIA, Ill. - Caterpillar Inc. (NYSE: CAT) and Camoplast, of Sherbrooke, Quebec, Canada, have announced that Camoplast will acquire Caterpillar's rubber-belted track component business and will supply these components to Caterpillar for use in its Mobil-trac™ systems.

Caterpillar designs and manufactures rubber belts, idler wheels, mid-rollers and drive wheels for the friction-driven rubber-belted undercarriage system. The Mobil-trac system undercarriage is used primarily on Challenger agricultural tractors, Lexion combines, asphalt pavers, and in specialized defense applications.

"The rubber-belted track component business has been a very good one for Caterpillar, and we've held a unique leadership position in design and development," commented Stan Zwick, General Manager, Caterpillar Chemical Products Business Unit. "However, with the sale of the Challenger line of farm tractors in 2001, the rubber-belted track component business is no longer a strategic fit. We're very pleased that an industry leader like Camoplast will acquire the business and continue to provide the quality components that customers demand."

Camoplast has more than 30 years of experience designing and manufacturing rubber tracks. Camoplast will supply undercarriage components to Caterpillar, AGCO Corporation and OEMs for use in manufacturing. Caterpillar will, in turn, provide the components to Caterpillar® dealers to meet the product support needs of customers worldwide.

"Camoplast's business model is based upon being a niche leader in selected high value market segments by serving as the preferred supplier to world-class OEMs, and by investing in manufacturing excellence, advanced technologies, innovation and customer service," commented Pierre Marcouiller, Camoplast Chairman of the Board and Chief Executive Officer. "This acquisition falls well within our aggressive external growth plan, and provides assurance that Caterpillar dealers and customers will continue to have access to high-quality undercarriage components for their equipment."

Under the agreement, Camoplast will acquire Caterpillar's 115,000-square-foot rubber-belted track component manufacturing facility in Emporia, Kansas. Camoplast intends to continue operations at the two-and-one-half-year-old facility, and plans to retain the associates employed there.

"After visiting the facility and the city of Emporia, it is very clear why Caterpillar chose this location, and why this manufacturing operation has been such a success," Marcouiller said. "The support offered by local officials and the dedication and values demonstrated by the employees are highly compatible with our world-class manufacturing and quality philosophies."

In addition to the Kansas facility, Camoplast will acquire substantially all of the assets used in the conduct of the rubber-belted track component business. This includes - but is not limited to - inventory, product designs and specifications, equipment and software. Camoplast will supply Caterpillar branded belts and components for Caterpillar equipment and for after-market support by Caterpillar dealers.

Caterpillar and Camoplast expect the transaction to close on December 30, 2002. The financial terms of the agreement were not disclosed.

About Camoplast

Founded in 1982, Camoplast is a diversified designer, developer and manufacturer of molded components for original equipment manufacturers and aftermarket suppliers in both automotive and non-automotive vehicle markets. Formerly a unit of Bombardier Inc, Camoplast is headquartered in Sherbrooke, Quebec, Canada. The company operates 11 facilities in the United States, Canada and Europe employing 1,200 people worldwide. For more information, visit www.camoplast.com.

About Caterpillar

For more than 75 years, Caterpillar Inc. has been building the world's infrastructure and, in partnership with its worldwide dealer network, is driving positive and sustainable change on every continent. With 2001 sales and revenues of $20.45 billion, Caterpillar is a technology leader and the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.cat.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

December 19, 2002   By: /s/ James B. Buda
                                            James B. Buda
                                            Vice President